

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2015

Mailstop 4631

<u>Via E-mail</u>
C. Douglas Mitchell
Chief Financial Officer
Medbox, Inc.
600 Wilshire Blvd., Suite 1500
Los Angeles, California 90017

> **Re: Medbox, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 26, 2015**
> **Response Letter Dated September 18, 2015**
> **File No. 0-54928**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Revenue, page 22</u>

1. You state, in your response to our letter to you dated September 2, 2015, that your new business model does not contemplate the one time sale of a dispensary with the related license to operate a dispensary or a one-time sale of a license. An affiliate of Medbox obtains the license to operate a dispensary or cultivation center, it engages an independent third party operator to operate the facility, and a Medbox affiliate retains the license.

Please expand disclosures throughout your filing to fully explain this and to discuss the transactions with the affiliated and un-affiliated entities and related activities. Discuss in detail the material transactions you entered into during the periods presented in your filing, including significant terms and conditions and any other information material to the agreements, and how you applied your current accounting policies to them. Provide expanded disclosure throughout your filing as appropriate to clearly describe your accounting policies for transactions with affiliates, including revenue recognition, financial statement presentation of related party transactions, conclusions regarding consolidation, accounting for related assets, and other relevant items.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction